EXHIBIT 7 RATIO OF EARNINGS TO FIXED CHARGES
CRH GAAP		2016	2015	2014	2013	2012
		IFRS	IFRS	IFRS	IFRS	IFRS
Earnings:
Pre-tax income pre-Minority Interests	euro’m	1,741	1,033	761	(215)	646
Add back Share of JV Interest	euro’m	0	0	0	0	0
Deduct Share of Equity Investee PBIT - JVs	euro’m	0	0	0	0	0
Deduct Share of Equity Investee PAT - Associates	euro’m	(42)	(44)	(55)	44	84
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	0	0	0	0	0
Add back Fixed Charges	euro’m	578	541	475	480	471
Distributed Income of Equity Investees	euro’m	40	53	30	33	35
Deduct Interest Capitalised	euro’m	0	0	0	0	0

	euro’m	2,317	1,583	1,211	342	1,236

Fixed charges:
Interest expensed	euro’m	337	334	308	323	327
Interest capitalised	euro’m	0	0	0	0	0
Estimated Interest element rental expense	euro’m	241	207	167	157	144

	euro’m	578	541	475	480	471

Ratio of earnings to fixed charges	CRH GAAP	4.0	2.9	2.6	0.7	2.6